Mail Stop 6010

March 7, 2007

Joseph E. McDonough
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA  02062-9106


       **Re:**    **Analog Devices, Inc.**
             **Form 10-K for the year ended October 28, 2006**
             **Filed November 20, 2006**
             **Form 8-K dated February 21, 2007**
             **File No. 001-07819**

Dear Mr. McDonough:

       We have reviewed your response dated February 26, 2007 and related filings and have the following comments.  Where indicated, we think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Joseph E. McDonough
Analog Devices, Inc.
March 7, 2007
Page 2


Form 8-K dated February 21, 2007

Exhibit 99.1 Press release dated February 21, 2007

1.      We note the revisions made to the Form 8-K dated February 21, 2007 in response
        to prior comment four.  We see that you currently present four non-GAAP
        financial measures:  non-GAAP gross margin, non-GAAP operating expenses,
        non-GAAP operating income and non-GAAP diluted earnings per share, yet you
        do not provide the relevant disclosures for each of these measures.  Please
        confirm to us that in future filings you will provide the disclosures required by
        paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ
        Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for
        *each* non-GAAP measure presented and explain why you believe the measure
        provides useful information to investors.


        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information.  Detailed cover letters greatly facilitate our review.  Please understand that
we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if
you have questions.  In this regard, please do not hesitate to contact Martin James, Senior
Assistant Chief Accountant, at (202) 551-3671 with any other questions.


                                        Sincerely,


                                        Brian Cascio
                                        Accounting Branch Chief